Mail Stop 3561

 					September 27, 2005



Mr. Flavio Decat de Moura
Chief Financial and Investor Relations Officer
Companhia Energetica de Minas Gerais-CEMIG
Avenida Barbacena, 1200
30190-131 Belo Horizonte
Minas Gerais, Brazil

	Re:	Companhia Energetica de Minas Gerais-CEMIG
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 25, 2005
		File No. 1-15224

Dear Mr. Decat de Moura:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 5. Operating and Financial Review and Prospects, page 51

Year Ended December 31, 2003 Compared to Year Ended December 31,
2002, page 64

Operating Costs and Expenses, page 65

2. In 2003, we note you recorded R$174 million reversal for loss on deferred regulatory assets to reduce the allowance for losses from R$178 million to R$4 million. Based on your disclosure, it appears this resulted from the reduction of the recovery period from 84 months to 72 months in January 2004. Please explain why a reduction in the recovery period, with no apparent change in the recovery rate, caused a decrease in the allowance for losses.

Tabular Disclosure of Contractual Obligations, page 70

3. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please revise your "Report of Independent Registered Public
Accounting Firm" to include the city and state where issued.  See
Rule 2-02 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-10

(c) Principles of consolidation, page F-11

5. Please revise your principles of consolidation disclosure in Note
2 to include a discussion of your consolidation policy with respect to all investments in which you own less than a majority interest. Please specify whether you eliminate transactions between related parties for investments recognized using the equity method.
Please
also explain your policy for your remaining interest in GASMIG.
Page
F-11 of the Form 20-F indicates that the investment is accounted for using the equity method. However, page 24 of the Form 6-K for the month of September 2005 indicates that GASMIG is consolidated proportionally, which suggests application of SAB Topic 10:C, rather than the equity method.
(q) Regulation and deferred regulatory assets, page F-13

6. On page 8, you disclose that the new industry model law limits your ability to pass through costs of electricity purchases to your customers if your costs exceed the annual reference value. Given these limitations, please explain in detail how you believe you meet the criteria outlined in paragraph 5.b of SFAS 71 to apply the provisions of SFAS 71.

Note 4. Deferred Regulatory Assets, page F-17

7. You disclose that certain regulatory assets have been monetarily restated based on SELIC. Please explain to us what you mean by "monetarily restated." We assume that you mean that the assets in question are remeasured to reflect the impact of inflation resulting in an increase in the asset balance during periods of rising prices and a corresponding non-cash credit to the income statement.

8. You disclose that you are required to collect from customers and transfer to generators the special rate adjustment amounts related to the energy transactions on the CCEE/MAE. Please explain to us how you calculated the R$1,002 million regulatory asset related to such transactions. We assume the balance includes the R$364 million that will be transferred to other generators as disclosed on page F-28. Additionally, you state that you are entitled to receive R$200 million from other distributors. Please tell us whether the unrecovered portion is included in the R$1,002 million regulatory asset and, given the lack of payment by certain concessionaires as a result of your claim against CCEE/MAE, why you believe it is probable of recovery based on paragraph 9.a of SFAS 71.

Note 5. Deferred Income Taxes, page F-21

9. Please disclose the amounts and expiration dates of operating loss carryforwards. If operating loss carryforwards do not expire, please clarify. See paragraph 48 of SFAS 109.

Note 14. Financing, page F-29

(f) Restrictive Covenants, page F-31

10. As a result of covenant violations, you disclose that you obtained a waiver which affirms that creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due until December 31, 2005. As it appears immediate payment could be required one year from the balance sheet date, please explain your basis for classifying a portion of the related debt as long-term. See SFAS 78 and EITF 86-30. Also, please tell us your consideration of the cross-default provisions of your debt agreements on your classification of your other debt.

Note 16. Employee Post-Retirement Benefits, page F-33

11. Please disclose the accumulated benefit obligation for your defined benefit pension plan and contributions expected to be paid to the plan during the next fiscal year. See paragraphs 5.e and 5.g of
SFAS 132R.

12. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 17. Contingencies, page F-37

(h) Contingencies for which an adverse outcome has been deemed remote or possible: (ii) COFINS, page F-39

13. We note that as a result of an unfavorable court ruling you were required to pay R$239 million of COFINS tax in 1999. In light of this ruling, please explain to us why you believe an adverse ruling in a dispute to pay R$230 million in additional fines and interest relating to the non-payment of COFINS is remote.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Decat de Moura
Companhia Energetica de Minas Gerais-CEMIG
September 27, 2005
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